SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No.     )

Visual Networks, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(including Common Stock issuable upon conversion of

5% Senior Secured Convertible Notes due December 31, 2007

and upon exercise of Warrants and Options)

(Title of Class of Securities)

928444108

(CUSIP Number)

Copies to:
Wilmer Cutler Pickering Hale and Dorr LLP
Danaher Corporation	2445 M Street NW
2099 Pennsylvania Ave, 12th Floor	Washington, DC 20037
Washington, DC 20006	Attn: Mark A. Dewire, Esq.
Attn: James O’Reilly, Esq.	Thomas S. Ward, Esq.
Telephone: 202-828-0850	Telephone: 202-663-6000

(Name, Address and Telephone Number of Person(s) Authorized to Receive Notices and Communications)

December 1, 2005

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 under the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 928444108	13D	Page 2 of 19 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Danaher Corporation
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER -0- 8. SHARED VOTING POWER SEE ITEM 5 9. SOLE DISPOSITIVE POWER -0- 10. SHARED DISPOSITIVE POWER SEE ITEM 5

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON SEE ITEM 5
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) SEE ITEM 5
14.	TYPE OF REPORTING PERSON CO

CUSIP NO. 928444108	13D	Page 3 of 19 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Fluke Electronics Corporation
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER -0- 8. SHARED VOTING POWER SEE ITEM 5 9. SOLE DISPOSITIVE POWER -0- 10. SHARED DISPOSITIVE POWER SEE ITEM 5

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON SEE ITEM 5
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) SEE ITEM 5
14.	TYPE OF REPORTING PERSON CO

CUSIP NO. 928444108	13D	Page 4 of 19 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) HEA Corporation
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER -0- 8. SHARED VOTING POWER SEE ITEM 5 9. SOLE DISPOSITIVE POWER -0- 10. SHARED DISPOSITIVE POWER SEE ITEM 5

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON SEE ITEM 5
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) SEE ITEM 5
14.	TYPE OF REPORTING PERSON CO

CUSIP NO. 928444108	Page 5 of 19

SCHEDULE 13D

This Schedule 13D (this “Statement”) is being filed as an original filing with the Securities and Exchange Commission (the “SEC”) by Danaher Corporation, a Delaware corporation (“Danaher”), Fluke Electronics Corporation, a Delaware corporation (“FEC”), and HEA Corporation, a Delaware corporation and wholly-owned subsidiary of FEC (“Merger Sub”), in connection with (i) the Voting and Noteholder Agreement, dated as of December 1, 2005, by and among FEC, Merger Sub and Special Situations Fund III, L.P., Special Situations Cayman Fund, L.P., Special Situations Private Equity Fund, L.P., Special Situations Technology Fund, L.P. and Special Situations Technology Fund II, L.P. (collectively, the “SSF Entities”), (ii) the Voting and Stockholder Option Agreement, dated as of December 1, 2005, by and among FEC, Merger Sub and Lawrence S. Barker, (iii) the Voting and Stockholder Option Agreement, dated as of December 1, 2005, by and among FEC, Merger Sub and Wayne R. Fuller, (iv) the Voting and Stockholder Option Agreement, dated as of December 1, 2005, by and among FEC, Merger Sub and Peter J. Minihane, and (v) the Voting and Stockholder Option Agreement, dated as of December 1, 2005, by and among FEC, Merger Sub and William J. Smith. The Voting and Noteholder Agreement referred to in clause (i) above is hereinafter referred to as the “SSF Noteholder Agreement.” The Voting Stockholder and Option Agreements referred to in clauses (ii) through (v) are hereinafter collectively referred to as the “Management Stockholder Agreements” and, together with the SSF Noteholder Agreement, the “Stockholder Agreements.” Messrs. Barker, Fuller, Minihane and Smith are hereinafter collectively referred to as the “Management Stockholders.”

Based on representations made in the Stockholder Agreements, (A) the SSF Entities beneficially own (x) $10 million principal amount of 5% Senior Secured Convertible Notes due December 31, 2007 (the “5% Notes”) of Visual Networks, Inc., a Delaware corporation (the “Issuer”), which are convertible into 7,692,308 shares of the Common Stock, par value $0.01 per share (“Common Stock”) of the Issuer and (y) warrants to purchase up to an aggregate of 189,868 shares of Common Stock and (z) 3,674,492 shares of Common Stock, and (B) the Management Stockholders beneficially own (x) 206,096 shares of Common Stock and (y) options to purchase up to an aggregate of 2,605,835 shares of Common Stock. Based on these representations and the representations of the Issuer in the Merger Agreement (defined below) regarding the number of outstanding shares of Common Stock as of December 1, 2005, the SSF Entities and the Management Stockholders beneficially own approximately 31.7%, in the aggregate, of the outstanding shares of Common Stock on an as-converted basis. The Stockholder Agreements were entered into in connection with the signing of an Agreement and Plan of Merger, dated as of December 1, 2005, by and among FEC, Merger Sub and the Issuer (the “Merger Agreement”) providing for the proposed merger (the “Merger”) of the Issuer with and into Merger Sub.

ITEM 1. Security and Issuer.

The name of the Issuer is Visual Networks, Inc. The address of the Issuer’s principal executive offices is 2092 Gaither Road, Rockville, MD 20850. The title of the class of equity securities to which this Schedule 13D relates is the Issuer’s Common Stock, including 7,692,308 shares of Common Stock issuable upon conversion of the Issuer’s 5% Notes and upon exercise of warrants to purchase up to an aggregate of 189,868 shares of Common Stock and options to purchase up to an aggregate of 2,605,835 shares of Common Stock.

CUSIP NO. 928444108	Page 6 of 19

ITEM 2. Identity and Background.

This Statement is being filed by Danaher, FEC and Merger Sub, which are collectively the “Reporting Persons.”

Danaher is a corporation organized under the laws of Delaware. Danaher is a publicly listed, diversified manufacturer of professional instrumentation, industrial technologies and tools and components. The address of the principal executive offices of Danaher is 2099 Pennsylvania Ave., N.W., 12th Floor, Washington, D.C. 20006.

FEC is a corporation organized under the laws of the State of Delaware. FEC manufactures, distributes and services electronic test tools and software. FEC is a wholly owned indirect subsidiary of Danaher. The address of the principal executive offices of FEC is 6920 Seaway Blvd., Everett, WA 98203.

Merger Sub is a corporation organized under the laws of the State of Delaware. Merger Sub is a wholly owned subsidiary of FEC and was formed exclusively for the purpose of effecting the Merger.

The name, business address, present principal occupation or employment and citizenship of each director and executive officer of the Reporting Persons are set forth on Schedule I hereto and are incorporated herein by reference.

During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in such Reporting Person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Reporting Persons are filing this statement jointly, pursuant to the provisions of Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as separate persons and not as members of a group. See Exhibit 1 for their Joint Filing Agreement.

ITEM 3. Source and Amount of Funds or Other Consideration.

The Stockholder Agreements have been entered into to secure the support of the SSF Entities and the Management Stockholders for the proposed Merger pursuant to the Merger Agreement. As of the date of this Statement, the Reporting Persons have not paid any funds or other consideration relating to the “beneficial ownership” of Common Stock reported herein.

CUSIP NO. 928444108	Page 7 of 19

ITEM 4. Purpose of Transaction.

On December 1, 2005, FEC, Merger Sub and the Issuer entered into the Merger Agreement (attached hereto as Exhibit 2 and incorporated by reference herein). The Merger Agreement provides, among other things, for the acquisition of the Issuer by FEC. Upon completion of the Merger, each issued and outstanding share of Common Stock (other than shares as to which an appraisal demand is properly made under Delaware law) will be converted into the right to receive $1.83 in cash, without interest. The Merger is subject to the approval of the Issuer’s stockholders, the expiration of antitrust waiting periods and certain other conditions.

To secure the support of the SSF Entities and the Management Stockholders for the proposed Merger pursuant to the Merger Agreement, FEC and Merger Sub have entered into the Stockholder Agreements (attached hereto as Exhibits 3 through 7 and incorporated by reference herein) which are described below:

SSF Noteholder Agreement

Pursuant to the SSF Noteholder Agreement, during the period beginning on December 1, 2005 and ending on the earliest of (a) the effective time of the merger, (b) the termination of the Merger Agreement in accordance with its terms and (c) the failure of the Merger Sub to make payment for shares of Common Stock upon the exercise of the Merger Sub’s right of first refusal described below which is not cured within two business days of notice of such breach (the “SSF Agreement Period”), each of the SSF Entities has agreed, severally and not jointly, that (a) if the 5% Notes are, by their terms, convertible into shares of Common Stock at or prior to the effective time of the Merger, it will convert all of its 5% Notes into Common Stock effective immediately prior to the effective time of the Merger and (b) if the 5% Notes are not, by their terms, convertible into shares of Common Stock at or prior to the effective time of the Merger, it will tender its 5% Notes to the Merger Sub at the effective time of the Merger for an amount in cash equal to the “Repurchase Price” as specified and defined in Section 4(a) of the 5% Notes. Each of the SSF Entities has also agreed not to Transfer (as defined in the SSF Noteholder Agreement), or enter into any contract, option or other arrangement or understanding with respect to the Transfer of, any 5% Notes other than pursuant to the terms of the SSF Noteholder Agreement.

Each of the SSF Entities have also agreed during the SSF Agreement Period, severally and not jointly, to vote all the shares of Common Stock, of which any of the SSF Entities is the record owner and any other voting securities of the Issuer acquired by any of the SSF Entities after the date of the SSF Noteholder Agreement (whether upon the exercise of warrants, options or other rights, the conversion of the 5% Notes or other convertible or exchangeable securities or by means of purchase, dividend, distribution or otherwise) (collectively, the “SSF Shares”) in favor of approval and adoption of the Merger Agreement, the Merger and each of the other actions contemplated by the Merger Agreement at any meeting or meetings of the stockholders of the Issuer, and at any adjournment thereof or pursuant to action by written consent, at or by which such Merger Agreement and the Merger are submitted for the consideration, consent, approval and vote of the stockholders of the Issuer. In addition, each of the SSF Entities has

.CUSIP NO. 928444108	Page 8 of 19

agreed to vote during the SSF Agreement Period against any proposal (a) for action by the Issuer the taking of which requires the prior consent of FEC under the Merger Agreement for which FEC has not provided such consent and (b) the adoption or approval by the Issuer of any other acquisition proposal.

Each of the SSF Entities has irrevocably appointed Merger Sub as proxy for and on behalf of each of the SSF Entities during the SSF Agreement Period to vote (including, without limitation, the taking of action by written consent) the SSF Shares, for and in the name, place and stead of the SSF Entities for the matters and in the manner contemplated above.

Each of the SSF Entities has agreed that during the SSF Agreement Period it will not Transfer, or enter into any contract, option or other arrangement or understanding with respect to the Transfer of, any of the SSF Shares other than pursuant to the terms of the SSF Noteholder Agreement, (ii) enter into any voting arrangement or understanding with respect to the SSF Shares (other than the SSF Noteholder Agreement), whether by proxy, voting agreement or otherwise, or (iii) take any action that could make any of its representations or warranties contained in the SSF Noteholder Agreement untrue or incorrect in any material respect or would have the effect of preventing or disabling any of the SSF Entities from performing any of its obligations thereunder. Nothing in the SSF Noteholder Agreement, however, prohibits the exercise by any of the SSF Entities of any warrants to acquire Common Stock or the conversion of the 5% Notes. Any shares of Common Stock obtained upon such exercise or conversion will be subject to the SSF Noteholder Agreement.

Each of the SSF Entities has also agreed that during the SSF Agreement Period it will not exercise any rights (including, without limitation, under Section 262 of the General Corporation Law of the State of Delaware) to demand appraisal of any SSF Shares in connection with the Merger.

Furthermore, each of the SSF Entities has agreed that during the SSF Agreement Period it will not, directly or indirectly, (i) solicit or initiate or knowingly encourage or facilitate, the making of any Acquisition Proposal (as defined in the Merger Agreement) or take any action that could reasonably be expected to lead to an Acquisition Proposal, (ii) engage in discussions or negotiations regarding or furnish to any person any information or data with respect to any Acquisition Proposal, (iii) make or authorize any statement, recommendation, endorsement or solicitation in support of any Acquisition Proposal or (iv) enter into any agreement regarding any Acquisition Proposal.

Each of the SSF Entities are permitted to Transfer its SSF Shares (a “Permitted Transfer”) under the SSF Noteholder Agreement if (a) such SSF Shares are sold in “brokers’ transactions,” as defined in Rule 144 promulgated under the Securities Act of 1933, as amended, or directly to a “market maker,” as defined in Section 3(a)(38) of the Securities Exchange Act, (b) to the best knowledge of such SSF Entity, no purchaser or any related group would acquire from the SSF Entities more than 1% of the outstanding Common Stock, (c) the quoted bid price per shares at the time the order to sell is given by the SSF Entity to such broker is at least equal to the sum of (i) the Merger Consideration (as defined in the Merger Agreement) and (ii) $0.25, and (d) the SSF Entity has otherwise complied with the provisions of the SSF Noteholder Agreement relating to Permitted Transfers.

CUSIP NO. 928444108	Page 9 of 19

Any SSF Entity that proposes to effect a Permitted Transfer must notify the Merger Sub of, and provide specified information to the Merger Sub regarding, such proposed Transfer. The Merger Sub shall have a right to purchase at the quoted bid price (the “Right of First Refusal”) with respect to all or a portion of such SSF Shares that the SSF Entity proposes to Transfer, and the Merger Sub must notify the selling SSF Entity within one hour of the time that the SSF Entity provides notice to the Merger Sub that the Merger Sub is exercising its Right of First Refusal with respect to all or a portion of the SSF shares proposed to be transferred. In the event the Merger Sub does not exercise its Right of First Refusal for all of the SSF Shares proposed to be Transferred or exercises its Right of First Refusal with respect to only a portion of such SSF Shares, the selling SSF Entity shall have the right to enter into an agreement complying with the requirements for a Permitted Transfer to Transfer all or any part of the SSF Shares proposed to be Transferred as to which the Merger Sub has not exercised its Right of First Refusal. Any SSF Shares not acquired by the Merger Sub pursuant to the exercise of its Right of First Refusal and not otherwise Transferred by the selling SSF Entity in accordance with the provisions described in the preceding sentence shall once again become subject to the restrictions on Transfer set forth in the SSF Noteholder Agreement.

Each of the SSF Entities has authorized and requested that a stop transfer order be entered by the Issuer with respect to all of such SSF Entity’s 5% Notes. Each of the SSF Entities has agreed with and covenanted to FEC that such SSF Entity will not request the Issuer register the transfer of any 5% Notes, unless such transfer is made in compliance with the SSF Noteholder Agreement.

Each of the SSF Entities has also authorized and requested the Issuer to notify its transfer agent that there is a stop transfer order with respect to all shares of Common Stock obtained by a SSF Entity upon any conversion of the 5% Notes (the “Conversion Shares”). Each of the SSF Entities has agreed with and covenanted to FEC that such SSF Entity will not request the transfer of any certificate representing any of the Conversion Shares.

The SSF Noteholder Agreement shall terminate and become null and void and have no further effect upon the earliest to occur of (a) the effective time of the merger, (b) the termination of the Merger Agreement in accordance with its terms and (c) the failure of the Merger Sub to make payment for shares of Common Stock upon the exercise of the Merger Sub’s Right of First Refusal which is not cured within two business days of notice of such breach.

Management Stockholder Agreements

Pursuant to the respective Management Stockholder Agreement, during the period beginning on December 1, 2005 and ending on the earlier of (a) the effective time of the Merger and (b) the termination of the Merger Agreement in accordance with its terms (the “Stockholder Agreement Period”), each Management Stockholder has agreed to vote all the shares of Common Stock of which he is the record owner and any other voting securities of the Issuer acquired by

CUSIP NO. 928444108	Page 10 of 19

him after the date of the respective Management Stockholder Agreement (whether upon the exercise of warrants, options or other rights, the conversion or exchange of any such shares or convertible or exchangeable securities or by means of purchase, dividend, distribution or otherwise) (collectively, the “Management Shares”) in favor of approval and adoption of the Merger Agreement, the Merger and each of the other actions contemplated by the Merger Agreement at any meeting or meetings of the stockholders of the Issuer, and at any adjournment thereof or pursuant to action by written consent, at or by which such Merger Agreement and the Merger are submitted for the consideration, consent, approval and vote of the stockholders of the Issuer. In addition, each of the Management Stockholders has agreed to vote during the Stockholder Agreement Period against any proposal that would result in a breach by the Issuer of the Merger Agreement or any action the consummation of which would be reasonably likely to impede, interfere with, delay, postpone or attempt to discourage the Merger.

Each Management Stockholder has irrevocably appointed Merger Sub as proxy for and on behalf of such Management Stockholder during the Stockholder Agreement Period to vote (including, without limitation, the taking of action by written consent) his Management Shares, for and in the name, place and stead of such Management Stockholder for the matters and in the manner contemplated above.

Each Management Stockholder has agreed that during the Stockholder Agreement Period he will not Transfer, or enter into any contract, option or other arrangement or understanding with respect to the Transfer of, any of his Management Shares other than pursuant to the terms of the respective Management Stockholder Agreement or the Merger Agreement, (ii) enter into any voting arrangement or understanding with respect to his Management Shares (other than the respective Management Stockholder Agreement), whether by proxy, voting agreement or otherwise, or (iii) take any action that could make any of its representations or warranties contained in the respective Management Stockholder Agreement untrue or incorrect in any material respect or would have the effect of preventing or disabling such Management Stockholder from performing any of his obligations thereunder. Nothing in the Management Stockholder Agreements, however, shall be construed to prohibit the exercise by any Management Stockholder of any options or warrants, and any shares of Common Stock obtained upon such exercise shall be subject to the respective Management Stockholder Agreement.

Each Management Stockholder has also agreed that during the Stockholder Agreement Period he will not exercise any rights (including, without limitation, under Section 262 of the General Corporation Law of the State of Delaware) to demand appraisal of any his Management Shares in connection with the Merger.

Each Management Stockholder has agreed and acknowledged that he will be deemed a Representative (as defined in the Merger Agreement) for purposes of Section 6.1(a) of the Merger Agreement and has agreed to comply with the restrictions on solicitation, initiation, encouragement, inducement or facilitation of Acquisition Proposals contained therein.

Finally, each Management Stockholder has agreed to grant an irrevocable option (each, a “Management Share Option”) to allow Merger Sub to purchase all of his Management Shares (the “Management Option Shares”). Each Management Share Option may be exercised by

CUSIP NO. 928444108	Page 11 of 19

Merger Sub, as a whole and not in part, at a price of $1.83 per share subject to adjustment as provided in the respective Management Stockholder Agreement (the “Option Share Purchase Price”) during a period commencing upon the termination of the Merger pursuant to Section 8.1(e) of the Merger Agreement and ending 96 hours after such termination. The closing of a Management Share Option (the “Option Closing”) is conditioned upon (i) the expiration of any waiting periods under any applicable antitrust laws and (ii) no restraining order, injunction or other order, nor any adopted legislation, shall prohibit the consummation of the Option. If a Option Closing has not occurred within 90 days after the exercise of a Management Share Option then, unless such failure results from a failure of the Management Stockholder to comply with the Management Stockholder Agreement, the respective Management Share Option and Management Stockholder Agreement shall terminate and be of no further force or effect.

If, after exercising a Management Share Option and within six months of the Option Closing, Merger Sub has not consummated a tender offer for the remaining Common Stock or a merger with the Issuer, and Merger Sub receives consideration for some or all of the Management Shares purchased by the Merger Sub pursuant to Management Share Options (the “Transferred Shares”) in connection with a Third Party Business Combination (as defined in the Management Stockholder Agreement), Merger Sub has agreed to promptly pay over to the respective Management Stockholders from whom the Transferred Shares were purchased an amount in cash equal to 33% of the excess, if any, of the value of such consideration received over the aggregate Option Share Purchase Price paid for the Transferred Shares purchased from such Management Stockholder.

Additionally, in the event that the Merger Agreement is terminated in circumstances in which FEC is or may become entitled to receive a payment pursuant to Section 8.3(c) of the Merger Agreement, each Management Stockholder has agreed to pay to FEC on demand payment of an amount equal to 67% of the Profit (as defined in the Management Stockholder Agreement) of such Management Stockholder, if any, from the consummation of any Third Party Business Combination for which a definitive agreement is entered into within six month of such termination (such payment, the “Profit Payment”). Profit is defined in each of the Management Stockholder Agreements to equal (A) the aggregate consideration received by the Management Stockholder pursuant to such Third Party Business Combination in respect of such Management Stockholders Management Shares plus (B) the fair market value, on the date of disposition, of all of such Management Stockholder’s Management Shares disposed of after the termination of the Merger Agreement and prior to the date of such consummation, less (C) the sum of the fair market value of the aggregate consideration that would have been issuable or payable to the Management Stockholder if the Management Stockholder had received the Merger Consideration pursuant to the Merger Agreement as originally executed for each of the Management Shares.

Each Management Stockholder has authorized and requested the Issuer to notify its transfer agent that there is a stop transfer order with respect to all of his Management Shares. Each Management Stockholder has agreed with and covenanted to FEC that he will not request the transfer of any certificate representing any of his Management Shares, unless such transfer is made in compliance with the respective Management Stockholder Agreement.

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The obligations of each Management Stockholder with respect to the agreements on voting, the granting of an irrevocable proxy, the waiver of appraisal rights and the no-solicitation clause will terminate upon the earliest to occur of (a) the effective time of the Merger, (b) the termination of the Merger Agreement in accordance with its terms and (c) the date of any amendment or other modification of the Merger Agreement that reduces the amount of the Merger Consideration payable to holders of Common Stock or materially and adversely affects the rights or obligations of the holders of Common Stock under the Merger Agreement.

All other provisions of the Management Stockholder Agreement will terminate, and no party shall have any rights or obligations under the Management Stockholder Agreement and the Management Stockholder Agreement shall become null and void and have no further effect upon the earliest to occur of (a) the effective time of the Merger, (b) the expiration of the period commencing upon the termination of the Merger pursuant to Section 8.1(e) of the Merger Agreement and ending 96 hours after such termination without the exercise of the Management Share Option, (c) the Option Closing, (d) the expiration of the period commencing upon the exercise of the Management Share Option and ending 90 days after such exercise without the occurrence of the Option Closing, unless such failure results from the failure of the Management Stockholder comply with the Management Stockholder Agreement, or (e) termination of the Merger Agreement other than pursuant to Section 8.1(e) in the Merger Agreement.

General

The Reporting Persons’ primary intention is to effect the Merger and acquire control of the Issuer. However, the Reporting Persons reserve the right to acquire, prior to the effective date of the Merger, additional shares (the “Additional Shares”) of Common Stock in the open market or in privately negotiated transactions, subject to availability of the shares of Common Stock at prices deemed favorable, and other factors and conditions the Reporting Persons deem appropriate. In the event the Reporting Persons do purchase Additional Shares such that the Additional Shares, when taken together with the SSF Shares and Management Shares, represent a majority of the outstanding shares of Common Stock on an as-converted basis (the “Majority Shares”), such Majority Shares will be sufficient for stockholder approval of the Merger without regard to the vote of other stockholders.

The preceding summary of certain provisions of the Merger Agreement and the Stockholder Agreements is not intended to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement and Stockholder Agreements, copies of which are filed as Exhibits hereto and which are incorporated herein by reference.

ITEM 5. Interest in Securities of the Issuer.

(a) As of December 1, 2005, none of the Reporting Persons owned any shares of Common Stock or securities exchangeable for or convertible into Common Stock. However, based on the representations of the SSF Entities and the Management Stockholders in the Stockholder Agreements and under the definition of “beneficial ownership” as set forth in Rule 13d-3 under the Exchange Act, the Reporting Persons may be deemed to beneficially own (i) the

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SSF Shares which consist of 11,556,668 shares of Common Stock on an as-converted basis and (ii) the Management Shares which consist of 2,811,931 shares of Common Stock on an as-converted basis, by virtue of the execution of the Stockholder Agreements. Based on the representations of the SSF Entities and the Management Stockholders in the Stockholder Agreements and the Issuer in the Merger Agreement, the SSF Shares and Management Shares constitute in the aggregate approximately 31.7% of the outstanding shares of Common Stock, on an as-converted basis.

The Reporting Persons have the shared power to direct the voting of the SSF Shares and the Management Shares in accordance with the terms of the Stockholder Agreements. By virtue of the proxy granted to Merger Sub pursuant to the Stockholder Agreements as described in Item 4 above, Merger Sub has the power to vote the SSF Shares and the Management Shares in accordance with the terms of the Stockholder Agreements. If Merger Sub were to exercise its Right of First Refusal relating to the SSF Shares or to exercise a Management Share Option relating to Management Shares, the Reporting Persons would have the sole power to vote all of the shares of Common Stock purchased upon exercise of such Right of First Refusal or the Management Option Shares purchased by it, as the case may be, and sole power to dispose of all such shares of Common Stock.

Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of the Common Stock comprising the SSF Shares or the Management Shares (including, without limitation, the Management Option Shares) for purposes of Section 13(d) or 16 of the Exchange Act or for any other purpose and such beneficial ownership is expressly disclaimed.

(b) Each Reporting Person may be deemed to have shared power to vote or direct the vote and dispose or direct the disposition of shares of Common Stock comprising the SSF Shares and Management Shares identified in paragraph (a) above. If Merger Sub were to exercise its Right of First Refusal relating to the SSF Shares or to exercise a Management Share Option relating to Management Shares, the Reporting Persons would have the sole power to vote all of the shares of Common Stock purchased upon exercise of such Right of First Refusal and all of the Management Option Shares purchased by it, as the case may be, and sole power to dispose of all such shares of Common Stock.

(c) Except as described in above, the Reporting Persons do not, and to the best of their knowledge, none of the persons listed on Schedule I hereto, beneficially own any shares of Common Stock and have not effected any purchase or sale transaction in shares of Common Stock during the 60-day period preceding December 1, 2005.

(d) Unless Merger Sub exercises its Right of First Refusal relating to the SSF Shares or exercises a Management Share Option relating to Management Shares, none of the Reporting Persons has a right to receive dividends from any SSF Shares or Management Shares. Unless Merger Sub exercises its Right of First Refusal relating to the SSF Shares or exercises a Management Share Option relating to the Management Shares or a Third Party Business Combination triggers the obligation to make a Profit Payment, none of the Reporting Persons has a right to receive proceeds from the sale of any SSF Shares or Management Shares. If Merger

CUSIP NO. 928444108	Page 14 of 19

Sub exercises its Right of First Refusal relating to the SSF Shares or exercises a Management Share Option relating to Management Shares, the Reporting Persons would have the sole right to receive dividends from, or the proceeds from the sale of, the shares of Common Stock purchased upon exercise of such Right of First Refusal and all Management Option Shares purchased by it, as the case may be. If a Third Party Business Combination which triggers a Profit Payment shall occur, the Reporting Persons would have the right to receive a portion of the proceeds from the sale of the Management Option Shares by the Management Stockholders equal to the Profit Payment described in Item 4 above.

(e) Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as set forth in this Statement, to the best knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or listed on Schedule I hereto, and between such persons and any person, with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Issuer.

ITEM 7. Material to be Filed as Exhibits.

Exhibit	Description
1	Joint Filing Agreement, dated December 12, 2005, among Danaher Corporation, Fluke Electronics Corporation and HEA Corporation

2	Agreement and Plan of Merger, dated as of December 1, 2005, by and among Fluke Electronics Corporation, HEA Corporation and Visual Networks, Inc.

3	Voting and Noteholder Agreement, dated as of December 1, 2005, by and among Fluke Electronics Corporation, HEA Corporation and Special Situations Fund III, L.P., Special Situations Cayman Fund, L.P., Special Situations Private Equity Fund, L.P., Special Situations Technology Fund, L.P. and Special Situations Technology Fund II, L.P.

4	Voting and Stockholder Option Agreement, dated as of December 1, 2005, by and among Fluke Electronics Corporation, HEA Corporation and Lawrence S. Barker

5	Voting and Stockholder Option Agreement, dated as of December 1, 2005, by and among Fluke Electronics Corporation, HEA Corporation and Wayne R. Fuller

6	Voting and Stockholder Option Agreement, dated as of December 1, 2005, by and among Fluke Electronics Corporation, HEA Corporation and Peter J. Minihane

7	Voting and Stockholder Option Agreement, dated as of December 1, 2005, by and among Fluke Electronics Corporation, HEA Corporation and William J. Smith

CUSIP NO. 928444108	Page 15 of 19

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DANAHER CORPORATION

By:	/s/ Daniel L. Comas
Name:	Daniel L. Comas
Title:	Vice President

FLUKE ELECTRONICS CORPORATION

By:	/s/ Daniel L. Comas
Name:	Daniel L. Comas
Title:	Vice President

HEA CORPORATION

By:	/s/ Daniel L. Comas
Name:	Daniel L. Comas
Title:	Vice President

CUSIP NO. 928444108	Page 16 of 19

ITEM 8.	EXHIBIT INDEX

Exhibit	Description
1	Joint Filing Agreement, dated December 12, 2005, among Danaher Corporation, Fluke Electronics Corporation and HEA Corporation

2	Agreement and Plan of Merger, dated as of December 1, 2005, by and among Fluke Electronics Corporation, HEA Corporation and Visual Networks, Inc.

3	Voting and Noteholder Agreement, dated as of December 1, 2005, by and among Fluke Electronics Corporation, HEA Corporation and Special Situations Fund III, L.P., Special Situations Cayman Fund, L.P., Special Situations Private Equity Fund, L.P., Special Situations Technology Fund, L.P. and Special Situations Technology Fund II, L.P.

4	Voting and Stockholder Option Agreement, dated as of December 1, 2005, by and among Fluke Electronics Corporation, HEA Corporation and Lawrence S. Barker

5	Voting and Stockholder Option Agreement, dated as of December 1, 2005, by and among Fluke Electronics Corporation, HEA Corporation and Wayne R. Fuller

6	Voting and Stockholder Option Agreement, dated as of December 1, 2005, by and among Fluke Electronics Corporation, HEA Corporation and Peter J. Minihane

7	Voting and Stockholder Option Agreement, dated as of December 1, 2005, by and among Fluke Electronics Corporation, HEA Corporation and William J. Smith

CUSIP NO. 928444108	Page 17 of 19

SCHEDULE I

The name, business address, present principal occupation of each director and executive officer of Danaher Corporation, Fluke Electronics Corporation and HEA Corporation are set forth below. All executive officers and directors listed in this Schedule 1 are U.S. citizens, except as specifically indicated below.

Danaher Corporation

Name	Business Address	Present Principal Occupation or Employment
Mortimer M. Caplin	2099 Pennsylvania Avenue, NW 12th Floor Washington, DC 20006	Director of Danaher Corporation, Senior Member of Caplin & Drysdale

H. Lawrence Culp, Jr.	2099 Pennsylvania Avenue, NW 12th Floor Washington, DC 20006	President, Chief Executive Officer and Director of Danaher Corporation

Donald J. Ehrlich	2099 Pennsylvania Avenue, NW 12th Floor Washington, DC 20006	Director of Danaher Corporation, Chief Executive Officer of Schwab Corporation

Linda P. Hefner	2099 Pennsylvania Avenue, NW 12th Floor Washington, DC 20006	Director of Danaher Corporation, Executive Vice President, Global Strategy, Kraft Foods Inc.

Walter G. Lohr, Jr.	2099 Pennsylvania Avenue, NW 12th Floor Washington, DC 20006	Director of Danaher Corporation, Partner of Hogan & Hartson

Mitchell P. Rales	2099 Pennsylvania Avenue, NW 12th Floor Washington, DC 20006	Director of Danaher Corporation, Chairman of the Executive Committee

Steven M. Rales	2099 Pennsylvania Avenue, NW 12th Floor Washington, DC 20006	Chairman of the Board of Directors of Danaher Corporation

John T. Schwieters	2099 Pennsylvania Avenue, NW 12th Floor Washington, DC 20006	Director of Danaher Corporation, Vice Chairman of Perseus, LLC

Alan G. Spoon	2099 Pennsylvania Avenue, NW 12th Floor Washington, DC 20006	Director of Danaher Corporation, Managing General Partner of Polaris Venture Partners

A. Emmet Stephenson, Jr.	2099 Pennsylvania Avenue, NW 12th Floor Washington, DC 20006	Director of Danaher Corporation, Chairman Of The Board of Directors of Startek, Inc.

Patrick W. Allender	2099 Pennsylvania Avenue, NW 12th Floor Washington, DC 20006	Executive Vice President

CUSIP NO. 928444108	Page 18 of 19

Name	Business Address	Present Principal Occupation or Employment
Philip W. Knisely	2099 Pennsylvania Avenue, NW 12th Floor Washington, DC 20006	Executive Vice President

James A. Lico	2099 Pennsylvania Avenue, NW 12th Floor Washington, DC 20006	Executive Vice President

Steven E. Simms	2099 Pennsylvania Avenue, NW 12th Floor Washington, DC 20006	Executive Vice President

Daniel L. Comas	2099 Pennsylvania Avenue, NW 12th Floor Washington, DC 20006	Executive Vice President, Chief Financial Officer

James H. Ditkoff	2099 Pennsylvania Avenue, NW 12th Floor Washington, DC 20006	Vice President, Finance & Tax

Robert S. Lutz	2099 Pennsylvania Avenue, NW 12th Floor Washington, DC 20006	Vice President, Chief Accounting Officer

Daniel A. Raskas	2099 Pennsylvania Avenue, NW 12th Floor Washington, DC 20006	Vice President, Corporate Development

Fluke Electronics Corporation

Name	Business Address	Present Principal Occupation or Employment
James L. Cavoretto	9028 Evergreen Way Everett, WA 98204	Chairman of the Board of Directors, President

Daniel L. Comas	2099 Pennsylvania Avenue, NW 12th Floor Washington, DC 20006	Director, Vice President

James H. Ditkoff	2099 Pennsylvania Avenue, NW 12th Floor Washington, DC 20006	Director, Vice President

Richard LaPorte	9028 Evergreen Way Everett, WA 98204	Vice President

Robert S. Lutz	2099 Pennsylvania Avenue, NW 12th Floor Washington, DC 20006	Director

Christopher C. McMahon	9028 Evergreen Way Everett, WA 98204	Vice President

Kristi Mosman	9028 Evergreen Way Everett, WA 98204	Vice President

CUSIP NO. 928444108	Page 19 of 19

Name	Business Address	Present Principal Occupation or Employment
Chris L. Odell	9028 Evergreen Way Everett, WA 98204	Vice President

Patrick J. O’Hara	9028 Evergreen Way Everett, WA 98204	Vice President

James F. O’Reilly	2099 Pennsylvania Avenue, NW 12th Floor Washington, DC 20006	Vice President and Secretary

James M. Rupp	9028 Evergreen Way Everett, WA 98204	Assistant Secretary

Charles A. Schwertner	9028 Evergreen Way Everett, WA 98204	Assistant Secretary and Assistant Treasurer

James L. Suel III	9028 Evergreen Way Everett, WA 98204	Vice President and Chief Financial Officer

Rodric Wilson	9028 Evergreen Way Everett, WA 98204	Assistant Treasurer

HEA Corporation
Name	Business Address	Present Principal Occupation or Employment
James L. Cavoretto	9028 Evergreen Way Everett, WA 98204	President and CEO

Daniel L. Comas	2099 Pennsylvania Avenue, NW 12th Floor Washington, DC 20006	Director, Vice President

James H. Ditkoff	2099 Pennsylvania Avenue, NW 12th Floor Washington, DC 20006	Director, Vice President

Robert S. Lutz	2099 Pennsylvania Avenue, NW 12th Floor Washington, DC 20006	Director

Patrick J. O’Hara	9028 Evergreen Way Everett, WA 98204	Vice President

James F. O’Reilly	2099 Pennsylvania Avenue, NW 12th Floor Washington, DC 20006	Vice President and Secretary

James M. Rupp	9028 Evergreen Way Everett, WA 98204	Assistant Secretary

Charles A. Schwertner	9028 Evergreen Way Everett, WA 98204	Assistant Secretary and Assistant Treasurer

James L. Suel III	9028 Evergreen Way Everett, WA 98204	Vice President and Treasurer